

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Patrick Williams
Chief Financial Officer
STAAR Surgical Company
25651 Atlantic Ocean Drive
Lake Forest, California 92630

    Re: STAAR Surgical Company
       Form 10-Q for Period Ended September 30, 2023
       Form 8-K Filed November 1, 2023
       File No. 000-11634

Dear Patrick Williams:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2023

Note 1. Basis of Presentation and Significant Accounting Policies
Revision of Financial Statements for Correction of Immaterial Misstatements, page 7, page 7

1.   In regard to the error identified with the income tax provision, deferred tax asset and valuation allowance under the incremental cash tax method, please tell us how you determined that the error was not material to results of operations or financial position for any prior annual or interim period by providing us with your materiality analysis pursuant to SAB Topic 1:M and 1:N. We note that the adjustment represented approximately 11% of net income for 2021. Please also help us better understand the nature of the error and how it was corrected.

Liquidity and Capital Resources, page 23

2.   We note that cash flows from operating activities were impacted by working capital changes, including an increase in accounts receivable of $50.4 million. In light of the fact that your accounts receivable balance appears to have increased at a higher rate than your

revenues, please explain the underlying reasons for material changes in accounts receivables, the impact such changes have on your cash flows, and any known trends. Discuss financial measures such as days sales outstanding that would be relevant to a reader of your financial statements. Refer to Item 303(b)(1)(i) and 303(c) of Regulation S-K.

Form 8-K Filed November 1, 2023

Exhibit 99.1

3.   It appears that the valuation allowance adjustments in your reconciliation of net income (as reported) to net income (as adjusted) actually represents your adjustment for stock-based compensation expenses. Please advise or revise.

4.   The adjusted net income amounts exclude sales return reserves and excess inventory reserves related to cataract IOLs. Please tell us what consideration you gave to the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining that these would not be normal, recurring operating expenses. In addition, please tell us what consideration you gave to the guidance in 100.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining which amounts should be excluded.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services